SUNBURST ACQUISITIONS I, INC.
                              4807 South Zang Way
                            Morrison, Colorado 80465

                       Information Statement Pursuant to
                        Section 14(f) of the Securities
                              Exchange Act of 1934
                           and Rule 14f-1 Thereunder


                                  INTRODUCTION

         This Information Statement is being mailed on or before August 7, 1998, to holders of record on August 7, 1998, of shares of Common Stock, no par value ("Common Stock"), of Sunburst Acquisitions I, Inc., a Colorado corporation (the "Company"). This Information Statement is being delivered to provide information regarding changes in the membership of the board of directors of the Company.

         On May 19, 1998, the Company entered into a Share Exchange Agreement with Montague Limited, an Isle of Man Company ("Montague"), as subsequently amended by that certain First Amendment to Share Exchange Agreement, dated as of July 23, 1998 (as amended, the "Share Exchange Agreement"), whereby the Company agreed to acquire all of the issued and outstanding capital shares (the "INVU Common Shares") of INVU, plc ("INVU"). Pursuant to the terms of the Share Exchange Agreement, Montague, on its own behalf and on behalf of Halcyon Enterprises, plc, a company incorporated under English law ("Halcyon") pursuant to a power of attorney, will receive in the aggregate approximately 26,506,552 shares of Common Stock of Sunburst in exchange (the "Exchange") for all of the issued and outstanding share capital of INVU held by Montague and Halcyon.

         The Share Exchange Agreement also provides that the exchange of the Shares shall occur at a closing (the "Closing") no later than August 19, 1998. In no event, however, shall the Closing occur earlier than 10 days after the date that this Information Statement is mailed to the Company's stockholders. The obligations of each of the Company and Montague to consummate the exchange of the Shares are subject to the satisfaction of certain conditions on or before the Closing.

         One such condition to Montague's obligations under the Share Exchange Agreement is that Michael R. Quinn and Jay Lutsky resign their positions as directors and officers of the Company at or prior to Closing. Pursuant to the terms of the Share Exchange Agreement Montague will designate three (3) new directors to fill these vacancies immediately after Closing.

                              DESIGNEES OF MONTAGUE
                                TO THE COMPANY'S
                               BOARD OF DIRECTORS

         The following table sets forth certain information with respect to Montague's designees (the "Designees") to the Company's board of directors.


           Name and Address                                                               Number of Shares
             of Designee                                 Age                             Beneficially Owned
             -----------                                 ---                             ------------------

David Morgan                                             37                                      -0-
6 Andrews Close
Leire, Leics, England

Martyn Doherty                                           41                                      -0-
The Old Coach House
Kingswood
South Staffs,WV73AP
England

Paul O'Sullivan                                          29                                      -0-
23 Denton Road
Horton, Northamptonshire
NN738E
England


         David Morgan - Mr. Morgan is 37 years old and graduated in 1982 from the University of Warwick with a Bachelor of Laws degree with honors. From 1982 to 1986, he was assistant to the Director of the Industrial & Marine Division of Rolls Royce plc. From 1986 to 1991, he was Group Commercial Manager of Blackwood Hodge plc (a worldwide distributor of construction and earthmoving equipment). From 1991 to 1992, he was managing director of Hunsbury Computer Services Ltd (a systems integrator and subsidiary of Blackwood Hodge). From 1992 to 1995, he was Managing Director of the UK subsidiary of Network Imaging Inc. (an international software and systems house). From 1995 to 1996, he was Managing Director of Orchid Ltd (a UK systems house). From 1996 to date, he is the chief executive of INVU.

         Martyn Doherty - Mr. Doherty is 41 years old and is a qualified chartered accountant and was a partner in a firm of accountants from 1981 to 1993. From 1993 to November 1997, Mr. Doherty was Managing Director of Car Group, which was engaged in the business of distribution. From November 1997 to present, Mr. Doherty served as a director and Chief Financial Officer of INVU.

         Paul O'Sullivan - Mr. O'Sullivan is 29 years old and graduated from the University of Birmingham with a B.Sc. (Honors) degree in Computer Sciences. From September 1992 to January 1994 he was a software engineer with British Telecom, and from January 1994 to October 1995 was a senior systems analyst with Abbey

National plc From October 1995 to May 1996 he was a senior system developer with Orchid Limited. Between May 1996 and November 1997 Paul was a consultant to British Telecom, Royal Bank of Scotland and Pearl Assurance before joining INVU as Director of Development, which position he currently holds.

                            SECURITY OWNERSHIP OF 5%
                        BENEFICIAL OWNERS AND MANAGEMENT

         As of August 7, 1998, there were 2,030,000 shares of Common Stock of the Company issued and outstanding, and 80,000 shares of Series A Convertible Preferred Stock, no par value, of Sunburst (the "Sunburst Preferred Stock") issued and outstanding. The following table sets forth as of August 7, 1998, the name and address of each person who, to the knowledge of the Company, owned beneficially more than 5% of the shares of Common Stock deemed outstanding at such date, the number of shares owned by each such persons and by each of the current directors and by the current directors and executive officers of the Company as a group, and the nature of such ownership, and the percentage of the outstanding shares of Common Stock represented thereby.


Name and Address                                            Beneficially                      Percent
Beneficial Owner                                               Owned                          of Class
----------------                                            ------------                      --------

Jay Lutsky                                                      720,500(1)                       32.90%
4807 South Zang Way
Morrison, Colorado 80465

Michael R. Quinn                                                718,500(2)                       32.81%
4807 South Zang Way
Morrison, Colorado 80465

John B. Marvin                                                  205,000(3)                        9.36%
4807 South Zang Way
Morrison, Colorado 80465

All Directors and Officers                                    1,439,000(4)                       65.71%
  as a Group (Jay Lutsky
  and Michael R. Quinn)

--------------------------

     (1) Assuming conversion of 5,000 shares of the Sunburst Preferred Stock currently held by Jay Lutsky into 10,000 shares of Common Stock. Such conversion is required by the Share Exchange Agreement.

     (2) Assuming conversion of 5,000 shares of the Sunburst Preferred Stock currently held by Michael R. Quinn into 10,000 shares of Common Stock. Such conversion is required by the Share Exchange Agreement.

     (3) Assuming conversion of 5,000 shares of the Sunburst Preferred Stock currently held by John B. Marvin into 10,000 shares of Common Stock. Such conversion is required by the Share Exchange Agreement. Mr. Marvin resigned as a director and Vice President of the Company on December 1, 1997.

     (4) Assuming conversion of 10,000 shares of the Sunburst Preferred Stock currently held by Jay Lutsky and Michael R. Quinn into 20,000 shares of Common Stock. Such conversion is required by the Share Exchange Agreement.

Change in Control
-----------------

         Upon consummation of the Exchange, Montague will own approximately 87.75% of the issued and outstanding shares of the Company. As a result, a change in control of the Company will have occurred.

                                   MANAGEMENT

         The following sets forth certain information as to the current directors, executive officers and significant employees of the Company.

JAY LUTSKY

         Mr. Lutsky has served as President and as a Director of the Company since its inception. From 1968 to 1974, Mr. Lutsky was employed at United Bank of Denver in various management positions, including Guaranteed Check Manager, Corporate Programs Manager and Executive Lending Officer. From April 1974 through April 1980, Mr. Lutsky was involved in the publishing and ski promotions business, serving as President of Mountain Ski Association, a company he helped to start. From August 1983 through September 1985, Mr. Lutsky worked in the positions of General Manager of the SumFun Program, Regional Marketing Manager, and Investor Relations Manager for Gold C Enterprises, Inc., a publicly-traded Colorado corporation that published discount coupon books. Since May of 1980, Mr. Lutsky has done business as Dolphin & Associates, a private consulting firm and he has managed his personal investment portfolio.

         Mr. Lutsky has served on the board and been president of several public companies. From December 1986 through May, 1990, Mr. Lutsky served as president of Eagle Venture Acquisitions, Inc. ("Eagle"). Eagle merged with Network Financial Services, Inc. ("Network") in May 1990. Mr. Lutsky continued on the board of Network which traded on the NASDAQ system until December, 1993. Mr. Lutsky was a vice-president and served on the board of Starlight Acquisitions, Inc. ("Starlight") a blank check offering. Starlight merged with Toucan Gold Corporation ("Toucan"), TUGO-Bulletin Board, on May 10, 1996. Mr. Lutsky now serves as an advisor to the current board of directors of Toucan. Mr. Lutsky also served on the board of directors of Gatwick, Ltd., a Regulation A public company ("Gatwick") from April 2, 1993 through October 30, 1997 at which time Mr. Lutsky resigned as a director in connection with the merger of Gatwick with and into Smart Aim Corporation. Mr. Lutsky currently serves as a director and President of Sunburst Acquisitions III, Inc. and a director of Sunburst Acquisitions IV, Inc.

         He earned a Bachelor of Science degree from Kent State University in 1967.

MICHAEL R. QUINN

         Mr. Quinn has served as Secretary, Treasurer and Director of the Company since its inception. He has been involved with several development stage companies. He consults with companies contemplating trading publicly and his services consist of corporate structuring, management, accounting, productions, sales, etc.

         Over the last twelve years, Mr. Quinn has served as a consultant to equity holders involved in bankruptcy and security cases. He was the lead plaintiff in 5 lawsuits, all of which resulted in favorable decisions for the plaintiff.

         He  served  as  President, Treasurer  and  Director of  O.T.C.  Capital
Corporation ("OTC"). OTC acquired Capital 2000 and is currently actively trading. He was a founder of American Leverage, Inc., and was its Secretary/ Treasurer and a Director until American Leverage, Inc. acquired Data National Corporation ("Data"). Data is active, profitable and in a growth mode. From July 11, 1988 through October 30, 1997, Mr. Quinn served as a director and the President of Gatwick in connection with the merger of Gatwick with Smart Aim Corporation. Mr. Quinn currently serves as a director and President of Sunburst Acquisitions IV, Inc. and a director of Sunburst Acquisitions III, Inc.

         There are no family relationships between any of the directors or officers of the Company.

         The  Company  has  no  standing   audit,   nominating  or  compensation
committees of the Board of directors, or committees performing such similar functions.

         The Company's Board of Directors held 7 formal meetings during the fiscal year ended April 30, 1998. No director of Sunburst attended less than 75% of the aggregate number of meetings of the Board of Directors during such fiscal year.

                             COMPENSATION AND OTHER
                             INFORMATION CONCERNING
                               EXECUTIVE OFFICERS

Compensation of Executive Officers and Directors
------------------------------------------------

 Name of Individual                                  Capacity in                                Cash
and Number in Group                                  Which Served                           Compensation
-------------------                                  ------------                           ------------

Jay Lutsky                                           President and Director                     $-0-

Michael R. Quinn                                     Secretary/Treasurer and Director           $-0-

John B. Marvin(5)                                    Vice President and Director                $-0-

All Executive Officers as                                                                       $-0-
a Group (2 persons)

--------------------------

     (5) Mr. Marvin resigned as a director and officer of the Company effective as of December 1, 1997.


         At inception of the Company, two of the Company's directors received 727,500 shares of common stock, and the third director received 195,000 shares of common stock valued at $0.01 per share which were issued for services rendered to the Company in investigating and developing the Company's business plan and for agreeing to be a Director. No officer or director has received any other remuneration. Until the Company acquires additional capital, it is not intended that any officer or director will receive compensation from the other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers, or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Transactions
--------------------

         Prior to the date of this Information Statement, the Company issued to its officers and directors a total of 1,650,000 shares of Common Stock, valued at $0.001 per share, or an aggregate total of $1,650, for services rendered to the Company. The Company also issued a total of 15,000 shares of its Preferred Stock at a price of $0.10 per share to such officers and directors. Each share of Preferred Stock is convertible into two (2) shares of Common Stock on or after August 31, 1997. Upon conversion of the outstanding Preferred Stock to Common Stock, the effective price per share of Common Stock paid by the persons who purchased Preferred Stock will be $0.05 per share.

         No officer, director, promoter, or affiliate of the Company has any director or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made. However, in connection with the Exchange provided for in the Share Exchange Agreement, the Company has agreed to issue to its consultant for introducing INVU to Sunburst such shares of Common Stock equal to five percent (5%) of the total number of issued and outstanding Common Stock after the Exchange.

         The Company maintains a mailing address at the residence of its President, for which it pays no rent, and for which it does not anticipate paying rent in the future. The Company anticipates that following the consummation of the Exchange, the Company's office will be moved, but cannot predict future office or facility arrangements with officers, directors, or affiliates of the Company.

Legal Proceedings
-----------------

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

         No director, officer, or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer, or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

         This Information Statement is provided to you for information purposes only. No action on your part is sought or required.

                            SECTION 16(A) BENEFICIAL
                         OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities (the "10% Shareholders"), to file reports of ownership and changes of ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and 10% Shareholders of the Company are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms so filed.

         The Company believes that, during the last fiscal year, the following forms required to be filed under Section 16(a) were not filed: (i) Mr. Lutsky failed to file one Form 3 upon the effectiveness of the registration of the Company's equity securities under the Exchange Act on Form 10-SB and subsequently failed to file a Form 5 to reflect the failure to file such Form 3;
(ii) Mr. Quinn failed to file one Form 3 upon the effectiveness of the registration of the Company's equity securities under the Exchange Act on Form 10-SB and subsequently failed to file a Form 5 to reflect the failure to file such Form 3; and (iii) John B. Marvin, a former director of the Company, failed to file one Form 3 upon the effectiveness of the registration of the Company's equity securities under the Exchange Act on Form 10-SB and subsequently failed to file a Form 5 to reflect the failure to file such Form 3.


August 7, 1998